UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
CliqRex Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 20, 2022

Physical address of issuer
1569 Hollywood Ave., Cincinnati, OH 45224

Website of issuer
www.cliqrex.com

Current number of employees
6

Filer EDGAR CIK

0001934348

Filer EDGAR CCC
$2g#Qa*b

Submission Contact Person Information

Name
Timur Akilov

Phone Number
(212) 387-7777

Email Address
t@pixaura.com

Notification Email Address
t@pixaura.com

Signatories

Name
Timur Akilov

Signature

Title
CFO

Email
t@pixaura.com

Date
June 18, 2026